UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                 FORM 10-SB


                       GENERAL FORM FOR REGISTRATION OF
                                 SECURITIES
                           OF SMALL BUSINESS ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           Source One, Incorporated
           -----------------------------------------------------
              (Name of Small Business Issuer in its charter)


            Nevada                                    88-0379078
          ----------                                -------------
(State or other jurisdiction of                   (I.R.S. employer
incorporation or organization)                     identification
                                                   number)


236 S. Rainbow Bl., Suite 486, Las Vegas, Nevada               89128
------------------------------------------------          --------------
(Address of principal executive offices)                    (Zip Code)

Issuer's Telephone Number:      (702) 363-0066

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

     Source One, Incorporated (the "Company" or the "Registrant") was organized as a Nevada corporation on November 18, 1997. The Company sells jewelry through the Internet and via mail order. To date, the Company has concentrated on the sale of wholesale jewelry through these avenues.

PRINCIPAL PRODUCTS AND MARKETS

    Currently, the Company offers for sale 12 different items of jewelry and related merchandise. This merchandise consists of one necklace, one ring, five bracelets, two earrings, one pin, and two jewelry boxes. Prices range from $2.00 for one of the jewelry boxes to $55.00 for a heart-shaped ruby bracelet.

     The jewelry products are all 18 karat (or 14 karat) overlaying sterling silver, which the jewelry industry refers to as Vermeil. The jewelry products offered by the Company are 100% guaranteed for wear as to appearance, loss of stones, and breakage.

     The Company markets its products via the Internet and has relied heavily on positive word of mouth advertising. The nature of the jewelry offered lends itself to promotional/incentive uses. As such, current clientele of the Company ranges from independent Mary Kay sales directors, and other direct sales companies.

    The Company intends to investigate other business opportunities in the jewelry industry such as maintaining a retail store front, purchasing overstock merchandise from suppliers, and/or investing in other related jewelry businesses.

METHODS OF DISTRIBUTION

     Since February of 1998, the Company has maintained its web-site/online catalog at http://wizard.com/source1. The Company does not yet offer a secure web-site wherein purchases may be made online, but intends to offer such a service in the future. Currently, orders are accepted via e-mail or telephone. Customers may purchase items using their Mastercard or Visa credit card.

     The Company is dependent upon advertising and publicity (via word of mouth) to bring awareness of the Company's products to its potential clientele. The Company is able to advertise on the Web in the form of banner ads appearing on other's web-sites that are hyper-linked to the Company's web-site. The Company will use on-line advertising provided free by its Internet provider as its primary source of advertising.

     The Company relies upon word-of-mouth and referrals to help establish its client base. To date the Company has generated a large portion of its client base from these referrals. When the Company is able to better identify and focus on more specific markets it will adjust its distribution methods accordingly. At such time as the Company has built its market profile, it anticipates advertising through direct mail.

SUPPLIERS

     The Company obtains its merchandise from a number of sources. Its principal supplier is MK Resources, Inc., a Nevada corporation that acquires its merchandise from PAJ, Inc. in Dallas, Texas and Gold Rush Jewelry Design in Las Vegas, Nevada, the Company's supplier of loose gem stones, gold products. The Company has no exclusive arrangements with any company and therefore, may obtain its products from any source. Relationships have been established at executive levels within the Company suppliers in order to ensure quality products, contain costs, and receive superior service.

COMPETITION

     There are a large number of companies and individuals engaged in the jewelry industry. On one search engine on the Internet, Yahoo.com, there are over 2600 sites under the topic "Jewelry." The jewelry industry is highly competitive with respect to name recognition, quality of products, Internet presentation and advertising.

     Mignon Cardenas, President of the Company, is an independent sales director with Mary Kay Cosmetics. Such a position gives Ms. Cardenas special insight into the needs of independent consultants to the direct marketing industry. Management of the Company believes that this gives the Company an edge in providing promotional types of jewelry products to those individuals with a need to purchase jewelry and related items for incentives and rewards.

     The Company faces competition from a broad range of companies in the jewelry industry, retail jewelry stores, and promotional & incentive companies that offer jewelry items. Many of the Company's competitors have achieved national, regional and local recognition. Many of these competitors engage in extensive advertising and promotional programs.

     The Company is by no means the only such company specializing in this particular niche. However, Ms. Cardenas has many contacts within the ranks of the independent sales directors of Mary Kay and has found that word of mouth advertising among her peers to be a successful competitive tool.

     The Company believes that its competitive advantages are as follows:

           1. Pricing - The Company prices its products at twenty-five percent over its cost, depending on the cost of the product. The Company utilizes this strategy to attract volume buyers verses the one-item purchase. Also, the Company offers a price brake on certain items when six or more are purchased.

           2. Product Line - The Company believes that its largest advantage is its specialization in vermeil products. Management believes that the Company is developing a niche in this market, and that once established in the vermeil market, it will be able to introduce new product lines to increase revenues.

           3. Lower Overhead - The operating costs for national competitors can be expensive. Management believes that its lower operational costs will enable the Company to compete because of the lower overall overhead. Also, the Company keeps the advertising expense to a minimum by advertising over the Internet and by reliance on word of mouth advertising.

SEASONALITY

     The business of the Company is somewhat seasonal in that the jewelry industry in general has traditional holidays that spur seasonal consumer buying. The fourth calendar quarter is traditionally the highest sales volume quarter for sales inside the jewelry industry as a whole. However, the Company has not experienced the traditional spending habits of the industry. Rather, the first and fourth quarters generate a higher percentage of the company's annual revenues.

     This natural seasonality of the industry may not necessarily be represented in the patterns of the Company's revenues.

EMPLOYEES

     The Company currently has only one employee, its President, Mignon Cardenas. Ms. Cardenas does not devote her full attention to the affairs of the Company. As growth of the Company continues, additional employees will be added when necessary.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

GENERAL

     The Company currently operates at 236 S. Rainbow Bl., Suite 486, Las Vegas, Nevada 89128. The Company's principal business is providing promotional/incentive types of jewelry through the Internet and mail order.

Results of Operations for the Period Ending December 31, 1998
-------------------------------------------------------------

     The following is a discussion of the results of operations for the year ended December 31, 1998, compared to the year ended December 31, 1997.

     Total revenues for the year ended December 31, 1998 increased $11,510 as compared to 1997, to $15,801 from $4,291 respectively. The increase achieved in 1998 represents an increase of approximately 368%. However, the increase is due to the fact that the Company did not commence business operations until November 18, 1997.

     Total costs and expenses increased for the year ended December 31, 1998 as compared to 1997 by $4,397, to $7,348 from $2,951. Again, this increase was due to the fact that the Company only operated for approximately 1 1/2 months during 1997 compared to twelve months during 1998. Operational costs were increased as a result of the increased sales.

     The net income for the year ended December 31, 1998 was $(2,302) and was associated with the increase in general expenses of the Company. The net income for 1998, when compared to 1997, decreased due to the increase in other general and administrative expenses and due to the fact that the Company commenced business operations on November 18, 1997.

Liquidity and Capital Resources

     Cash as of December 31, 1998 was $9,953 as compared to $26,383 as of December 31, 1997. The change was primarily the net of cash $16,430, used by operating activities and the purchase of inventory.

PLAN OF OPERATION

     During the next twelve months the Company's plan of operation is to look to further expansion on the World Wide Web,(WWW), where some 50 million potential customers are looking to find the products and services they need. The Company believes the World Wide Web could become the greatest resource for the Company's future growth and expansion.

     The Company's plans include modifying its web site. Management looks to include an on-line ordering service and to offer a secured site to increase the Company's on-line e-commerce. The Company intends to continue to develop its advertising concept on the Web which is currently represented in the form of banner ads.

     During the next twelve months, the Company's cash requirements will include its lease payments on the Company's office space in Las Vegas, Nevada, as well as miscellaneous overhead. Management believes that the Company's existing cash resources and cash generated from operations will be sufficient to fund the Company's ongoing operations through the remainder of 1999 and be sufficient to provide for the foregoing cash requirements for day to day operations in the next twelve months. There is no guarantee that the budgeted funds will be sufficient to achieve these goals. Management believes that it will not achieve profitability until it is able to realize approximately $5,000 in gross sales per month. The Company has no guarantee that it will be able to achieve this goal in the next twelve months.

     The Company may require additional funds and time to achieve these goals. Even if the Company begins generating revenues, it could require additional funding for expansion. The Company may find it difficult to succeed in securing additional financing. The Company may be able to attract some private investors, or an officer and/or director may be willing to make additional cash contributions, advancements or loans. Or, as an alternative, the Company could attempt some form of debt or equity financing.

YEAR 2000 ISSUES
-----------------

     The Company has conducted a comprehensive review of its computer, telephone and alarm systems to identify the systems that could be affected by the Year 2000 issue and is developing an implementation plan to resolve the issue.

     The issue pertains to whether or not computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The company is heavily dependent on computer processing in the conduct of its business activities.

     The Company has identified four areas which could be affected by the Year 2000 issue: computer systems, Internet services, shipping services and telephone systems.

    A.     Computer Systems

           The Company uses a variety of computer software packages to operate the business, the majority of which are small "canned" programs which are used in day-to-day operations. The Company has reviewed the software it uses (i.e., Microsoft Office and related programs) and has been assured by Microsoft Corporation that its products that it uses are new enough to not be affected by any Year 2000 issues.

     B.    Internet Service

           @wizard.com, the Company's Internet provider assures the Company that their computer systems will not be affected by any Y2K issues. @wizard.com located in Las Vegas, Nevada, uses Sprint, which uses a Nortel DMS 100 system which will accommodate all Y2K issues.

     C.    Shipping Services

           The Company currently uses the United States Postal Service for its shipping needs. A spokesperson for U.S. Postal Service assured the Company that there will be no interruption by the Year 2000 and will not be affected adversely by any Year 2000 concerns.

     D.    Telephone Systems

           The Company uses the only local carrier in Las Vegas, Sprint, for its telephone system. Sprint uses a Nortel DMS 100 system which will accommodate Y2K issues.

           The Company will experience no additional costs to upgrade or modify the phone systems to accommodate any Year 2000 issues.

     Based on the review of the computer systems, management does not believe the cost of remediation will be material to the Company's financial position and result of operations.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company maintains a monthly rental with an organization from which it rents an address/postal box and telephone answering service. The annual rental on this space is approximately $180 and includes the use, when available, of a small desk area. The Company has not signed a lease on this space but has prepaid the rental through April of 2000. The Company utilizes a portion of its President's home (705 Vincent Way, Las Vegas, NV 89128) for storing unsold inventory.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

     The following table sets forth certain information as of February 20, 1999, with respect to the beneficial ownership of the common stock by each officer and director of the Company, each person (or group of persons whose shares are required to be aggregated) known to the Company to be the beneficial owner of more than five percent (5%) of the common stock, and all such directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

Title of   Name and Address                Amount & Nature        Percent of
Class      of Beneficial Owner             of Beneficial Owner    Class
-----------------------------------------------------------------------------

Common     Mignon Cardenas<F1>              4,500,000<F2>          40%
           705 Vincent Way
           Las Vegas, NV 89128

Common     Sandra Ramirez<F1>                    -0-                -0-
           1205 Daytona Lane
           Las Vegas, NV 89117

Common     Charles R. Powell                4,500,000<F2>          40%
           3172 North Rainbow Blvd.
           Suite 308
           Las Vegas, NV 89108

Common     All Officers and Directors       4,500,000<F2>          40%
           as a Group (2 Persons)

<F1>   An Officer and Director of the Company.

<F2>   These shares are restricted.

CHANGES IN CONTROL

      The Company has no arrangements which might result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the directors and executive officers of the Company, their ages, and all positions with the Company.

Name                            Age         Position
____________________________________________________________________________

Mignon Cardenas                 30          President, and a Director

Sandra Ramirez                  33          Secretary/Treasurer and a Director

     Mignon M. Cardenas, 30, is President and a director of the Company. Ms. Cardenas received her middle school and high school studies in Mexico. From 1984 to 1988, Ms. Cardenas taught English as a second language to students in grades 3 to 6 for Escuela Active Integral, a private elementary school, located in Culiacan, Mexico. During that same period of time, she also opened her own language academy located in the same city where she taught English as a second language. Ms. Cardenas sold this business to return to the United States.
From October 1988 to August 1994 she was employed by Citibank Nevada, in Las Vegas, Nevada, a credit card company, as a customer service representative specializing in correspondence received in foreign languages. She now has a business out of her home with Mary Kay Cosmetics, Inc., where she has reached the level of Independent Sales Director, and is directly involved in managing a sales force of 40 to 50 members, training, motivating and managing them in their personal businesses. Ms. Cardenas is also a certified court interpreter and works as an independent contractor translating and interpreting for the court system and the legal community.

     Sandra Ramirez, age 33, is Secretary/Treasurer and a director of the Company. Ms. Ramirez received her high school studies from Riverside High School in El Paso, Texas. From 1982 until 1985, Ms. Ramirez attended El Paso Community College located in El Paso, Texas and obtained her Associates Degree in Data Processing. Ms. Ramirez was employed by Commercial Uniform Co. in
Los Angeles, California from 1986 to 1988 as a bilingual customer service representative and also assisted with Spanish/English translations. She has been employed with Citibank Nevada, in Las Vegas, Nevada, from October 1988 until the present, as a customer service representative specializing in card member disputes. Ms. Ramirez handles customer contacts in Spanish through telephone and correspondence. She also deals with interbank relationships. Ms. Ramirez currently has a home based business with Mary Kay Cosmetics, Inc., servicing the Hispanic community.

FAMILY RELATIONSHIPS

     There are no family relationships among the Company's directors and/or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     To the best of management's knowledge, during the past five years, no present or former director or executive officer of the Company:

          (1) Has filed a petition under federal bankruptcy laws or any state insolvency law, had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which she was a general partner at or within two years before the time of such filing, or any corporation or business association of which she was an executive officer at or within two years before the time of such filing;

          (2) Was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

          (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining her from or otherwise limiting her involvement in any type of business, securities or banking activities; or

          (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities law.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the compensation received by the Company's President since inception in November of 1997. There are no other officers of the Company who have been paid any compensation.

                         SUMMARY COMPENSATION


Name and Principal                                               All other
Position                         Year                         Compensation
--------------------------------------------------------------------------

Mignon Cardenas                  1998                           $1,000<F1>
President                        1997                               -0-

<F1>    Ms. Cardenas received $1,000 as non-salary compensation for her assistance in the organization of the Company. The $1,000 was paid in January of 1998. No additional compensation in any other form has been paid nor is there currently any plan or arrangement for future compensation.

OPTIONS/SAR GRANTS

     There were no stock options or stock appreciation rights granted to any executive officer since its inception through the present date.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR END
OPTION/SAR VALUE TABLE

     Not applicable.

LONG TERM INCENTIVE PLANS

     There are no long term incentive plans in effect and therefore no awards have been given to any executive officer in the past year.

COMPENSATION OF DIRECTORS

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors. The Company has not established committees of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT
AND CHANGE IN CONTROL ARRANGEMENTS

     The Company has no employment contracts in effect with any of the members of its Board of Directors or its executive officers nor are there any agreements or understandings with such persons regarding termination of employment or change-in control arrangements.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than its President, Mignon Cardenas. There have been no transactions which have benefitted or will benefit Ms. Cardenas either directly or indirectly.

ITEM 8.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder.

STOCKHOLDERS

     The Company's transfer agent, Silver State Transfer & Registrar, confirms that, as of February 20, 1999, there are 44 shareholders of record for the Company.

DIVIDENDS

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Under Nevada Corporate Law, dividends may be paid out of surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the proceeding fiscal year.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     On November 18, 1997, in connection with its organization, the Company sold 9,000,000 shares of its common stock to two investors at $.001 per share pursuant to Section 4(2) of the Securities Act of 1933. These securities were sold 1,000,000 shares for $1,000 cash and 8,000,000 shares for services in forming and organizing the corporation and developing the business plan, which shares were valued at $.001 per share or $8,000. There were no underwriting discounts or commissions involved in the sale of these securities.

     Between December 5, 1997 and December 31, 1997, the Company sold an aggregate of 2,292,000 shares of its common stock to a total of 42 investors at a sales prices of $.01 per share pursuant to an exemption from registration provided by Regulation D, Rule 504 for which a Form D was filed with the SEC on December 10,1997. These securities were sold for cash. There were no underwriting discounts or commissions involved in the sale of these securities.

ITEM 11.  DESCRIPTION OF SECURITIES

    The Company is presently authorized to issue 20,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share. The Company presently has 11,292,000 shares of common stock outstanding. The holders of common stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which Shareholders may vote on at all meetings of Shareholders.

NON-CUMULATIVE VOTING

     The holders of Shares of common stock of the Company do not have cumulative voting rights which means that the holders of more than fifty percent (50%) of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

A.    Indemnification provided by statute:
------------------------------------------

      Sections 78.037, 78.295, 78.300, 78.7502, 78.751 and 78.752 of the Nevada
Revised Statutes offer limitation of liability protection for officers and directors and/or indemnification protection of officers, directors, employees and agents of the Company, and provide as follows:

NRS 78.037 Articles of incorporation: Optional provisions. The articles of incorporation may also contain:

          1. A provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for:
                    (a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or
                    (b) The payment of distributions in violation of NRS
          78.300.
          2. Any provision, not contrary to the laws of this state, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders of bonds or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

NRS 78.295. Liability of directors for declaration of distributions. A director is fully protected in relying in good faith upon the books of account of the corporation or statements prepared by any of its officials as to the value and amount of the assets, liabilities or net profits of the corporation, or any other facts pertinent to the existence and amount of money from which distributions may properly be declared.

NRS 78.300 Liability of directors for unlawful distributions.
          1. The directors of a corporation shall not make distributions to stockholders except as provided by this chapter.
          2. In case of any willful or grossly negligent violation of the provisions of this section, the directors under whose administration the violation occurred, except those who caused their dissent to be entered upon the minutes of the meeting of the directors at the time, or who not then being present caused their dissent to be entered on learning of such action, are jointly and severally liable, at any time within 3 years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders.

NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.
          1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.
          2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

          3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.
          1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
                    (a) By the stockholders;
                    (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
                    (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
                    (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
          2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.
          3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:
                    (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
                    (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

NRS 78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

          1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.
          2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:
                    (a) The creation of a trust fund.
                    (b) The establishment of a program of self-insurance.
                    (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
                    (d) The establishment of a letter of credit, guaranty or surety.
     No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.
          3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person s stock or other securities is owned by the corporation.
          4. In the absence of fraud:
                    (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
                    (b) The insurance or other financial arrangement:
                              (1) Is not void or voidable; and
                              (2) Does not subject any director approving it to
               personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.
          5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

B.  Indemnification provided by the Articles of Incorporation
--------------------------------------------------------------

    The NINTH article of the Company's Articles of Incorporation limits the liability exposure of officers and directors of the Company for damages. It provides as follows: No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director of officer; provided however, that the foregoing provision shall not eliminate or limit the liability or a director or officer
(i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of
Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts of omissions prior to such repeal or modification.

C.  Indemnification provided by the By-Laws of the Company
-----------------------------------------------------------

    Article VII, INDEMNIFICATION, of the Company's By-Laws provides for the following indemnification protections: Except as hereinafter stated otherwise, the Corporation shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, and each of them including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of this Corporation.

          As of the date hereof, the Company has no contracts in effect providing any indemnitee with any specific rights of indemnification although the Company's bylaws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnitee with specific rights of indemnification in addition to the rights provided in the Articles and Bylaws to the fullest extent provided under Nevada law. The Company has no special insurance against liability although the Company's bylaws provide that the Company may, unless prohibited by Nevada law, maintain such insurance.

ITEM 13.  FINANCIAL STATEMENTS

                     SOURCE ONE, INCORPORATED

                  (A DEVELOPMENT STAGE COMPANY)

                       FINANCIAL STATEMENTS

                        DECEMBER 31, 1998

                        TABLE OF CONTENTS
                                                                  Page Number

ACCOUNTANT'S REPORT                                                          1

FINANCIAL STATEMENT:

     Balance Sheet                                                           2
     Statement of Operations and Deficit
      Accumulated During the Development Stage                               3

     Statement of Changes in Stockholders' Equity                            4

     Statement of Cash Flows                                                 5

     Notes to the Financial Statements                                       6

DAVID E. COFFEY                 3651 Lindell Rd. - Suite H Las Vegas, NV 89103

CERTIFIED PUBLIC ACCOUNTANT            (702) 871-3979


To the Board of Directors and Stockholders of Source One, Incorporated
Las Vegas, Nevada

     I have audited the accompanying balance sheet of Source One, Incorporated (development stage company) as of December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from November 18, 1997 to December 31, 1998. These financial statements are the responsibility of Source One, Incorporated's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

     In my opinion the accompanying finanicial statements present fairly, in all material respects, the financial position of Source One, Incorporated as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.


/s/ DAVID COFFEY C.P.A.
David Coffey C.P.A.
February 3, 1999

SOURCE ONE, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1998

ASSETS

Cash                                                                  $  9,953
Deposits                                                                   420
Accounts receivable                                                      3,357
Organizational costs less accumulated
   amortization of $915                                                  3,270
Inventory                                                                3,886
                                                                        ------
   Total Assets                                                       $ 20,886
                                                                        ======

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable                                                      $  1,261
                                                                         -----
   Total Liabilities                                                     1,261

Stockholders' Equity
   Common stock - authorized 20,000,000 shares
   at $.001 par value, issued and outstanding
   11,292,000 shares                                                    11,292
   Preferred stock, 5,000,000 shares
   at $.001 per value, no shares issued
   or outstanding                                                            0
   Paid-in capital                                                      12,628
   Deficit accumulated during
     the development stage                                             (4,295)
                                                                        ------
   Total Stockholders' Equity                                           19,625

   Total Liabilities and Stockholders' Equity                         $ 20,886
                                                                        ======

The accompanying notes are an integral part of these financial statements.

SOURCE ONE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE YEAR ENDED December 31, 1998
(With Cumulative Figures From Inception)

                                                                 Inception
                                   Year ended                    Nov. 18, 1997
                                   Dec. 31, 1998                 To Date
                                   -------------                 -------------

Sales                                $   15,801                 $       20,092
Cost of goods sold                       10,755                         14,088
                                         ------                         ------
   Gross profit                           5,046                          6,004

Expenses
   Amortization                             837                            915
   Advertising                              550                            550
   Consulting                             1,995                          3,995
   Fees                                     547                            715
   Office expenses                        1,441                          1,786
   Rent                                       0                            210
   Telephone                                  0                            150
   Travel and meals                       1,692                          1,692
   Uncollectible accounts                   286                            286
                                          -----                         ------
Total expenses                            7,348                         10,299

Net loss                                 (2,302)               $       (4,295)

Deficit accumulated,
beginning of year                        (1,993)
                                          -----
Deficit accumulated during
the development stage                    (4,295)
                                          =====

The accompanying notes are an integral part of these financial statements.

SOURCE ONE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM November 18,1997 (Date of Inception)
To December 31, 1998

                                             Additional
                        Common Stock         Paid-in
                        Shares     Amount    Capital                     Total
                       -------     ------    -------                     -----

Balance,
November 18, 1997             -  $      -  $       -                 $      --

Issuance of common     8,000,000    8,000          0                     8,000
stock for services

Issuance of common     3,292,000    3,292     20,628                    23,920
stock for cash

Less net loss                  0        0          0                   (1,993)
Less offering costs            0        0     (4,100)                  (4,100)
                      ----------   ------     ------                     -----

December 31, 1997     11,292,000   11,292     16,528                    25,827

Less net loss                  0        0          0                   (2,302)
Less offering cost                            (3,900)                  (3,900)
                      ----------   ------     ------                     -----
Balance,
December 31, 1998     11,292,000 $ 11,292  $  12,628                 $  19,625

The accompanying notes are an integral part of these financial statements.

SOURCE ONE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS FOR THE YEAR ENDED December 31, 1998
(With Cumulative Figures From Inception)

                                                                 Inception
                                  Year ended                     Nov. 18, 1997
                                  Dec. 31, 1998                  To Date
                                  --------------                  ------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net loss                            $   (2,302)                 $      (4,295)
Noncash expenses included in net loss
   Amortization                            837                             915
Increase in deposits                         0                           (420)
Increase in inventories                 (3,886)                        (3,886)
Increase in accounts receivable         (2,979)                        (3,357)
Decrease in trade payables              (4,200)                          1,261
                                         -----                           -----
    NET CASH PROVIDED BY
    OPERATING ACTIVITIES               (12,530)                        (9,782)

CASH FLOWS USED BY INVESTING ACTIVITIES
   Organizational costs                      0                           4,185
                                         -----                           -----
    NET CASH USED BY
    INVESTING ACTIVITIES                     0                           4,185

CASH FLOWS FROM FINANCING ACTIVITIES
    Sale of common stock                     0                          11,292
    Paid-in capital                          0                          20,628
    Less offering costs                 (3,900)                        (8,000)
                                         -----                           -----
    NET CASH PROVIDED BY
    FINANCING ACTIVITIES                (3,900)                         23,920
                                         -----                          ------
    NET INCREASE IN CASH               (16,430)                  $       9,953
                                                                         =====
CASH AT BEGINNING OF PERIOD             26,383
                                        ------
    CASH AT END OF PERIOD           $    9,953
                                         =====

The accompanying notes are an integral part of these financial statements.

SOURCE ONE, INCORPORATED
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on November 18, 1997 under the laws of the state of Nevada. The business purpose of the Company is to provide wholesale jewelry through mail order and the Internet.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  ORGANIZATION COSTS

        Organization costs are capitalized and amortized over 60 months.

NOTE C  INVENTORY

        Inventories are carried at the lower of cost of market on the first-in, first-out basis.

NOTE D  PUBLIC STOCK OFFERING

        The Company completed a public stock offering in December of 1997 and sold 2,292,000 shares of its common stock for $22,920 at $.01 per share. The net proceeds of the offering will be used to provide wholesale jewelry through mail order and the Internet.

NOTE D  RELATED PARTY TRANSACTIONS

        The Company has agreed to pay two of its officers
        $1,000 each for serving in these position during the initial development stage of the Company.

        The Company retained two of its stockholders and issued them eight million shares of common stock in exchange for their services in connection with the organization of the Company and preparation of the business plan. These services were valued at $8,000 of $.001 per share.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company has used the same independent accountant since its inception in November of 1997 and has not had any disagreements with said independent accountant.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a) The Company's financial statements for the period from inception to December 31, 1998 are included herein under Item 13 of this Registration Statement.

(b) The following exhibits are furnished as required by Item 601 of Regulation S-B.

Exhibit No.    Description
3.0            Certificate of Incorporation of Source One, Incorporated
               consisting of Articles of Incorporation filed with the Secretary of State of the State of Nevada on November 18, 1997, filed with SEC in this Registration Statement.

3.1 By-Laws of Source One, Incorporated, dated November 18, 1997, are attached hereto, filed with SEC in this Registration Statement.

4.0            Common Stock certificate, filed with SEC in this Registration
               Statement.

27.0 Financial Data Schedule for the period ending 12/31/98, filed with the SEC in this Registration Statement.

                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Source One, Incorporated
                                     (Registrant)

Date:   March 5, 1999                By: /s/ MIGNON CARDENAS
                                     --------------------------------
                                     Mignon Cardenas
                                     President, Chief Executive Officer and
                                     Director

                                     -22-